Exhibit (a)(1)(A)
COMPANY NOTICE
To the Holders of
EL PASO CORPORATION
ZERO COUPON CONVERTIBLE DEBENTURES DUE FEBRUARY 28, 2021
CUSIP Nos. 28336LAA7 and 28336LAC3*
     Reference is hereby made to the Indenture dated as of May 10, 1999, by and between El Paso Corporation, a Delaware corporation formerly known as El Paso Energy Corporation (“El Paso”), and HSBC Bank USA, National Association, as successor-in-interest to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee (the “Trustee”), as amended and supplemented by the Fifth Supplemental Indenture thereto dated as of February 28, 2001, by and between El Paso and the Trustee (as so amended and supplemented, the “Indenture”), under which the Zero Coupon Convertible Debentures due February 28, 2021 of El Paso (the “Debentures”) were issued.
     In accordance with the Indenture, at the option of each holder of the Debentures, the Debentures will be purchased by El Paso for $552.07 in cash per $1,000 principal amount at maturity of the Debentures (the “Purchase Price”), subject to the terms and conditions of the Indenture, the Debentures and this Company Notice and related offer materials, as amended and supplemented from time to time (the “Option”). Holders may surrender their Debentures at any time during the period beginning on January 30, 2006 and expiring immediately following 11:59 p.m., New York City time, on Monday, February 27, 2006. This Company Notice is being sent pursuant to the provisions of Section 1505 of the Indenture.
     To exercise your Option to have El Paso purchase the Debentures and receive payment of $552.07 per $1,000 principal amount at maturity of the Debentures, you must validly surrender the Debentures and the enclosed Repurchase Notice (the “Repurchase Notice”) to the Paying Agent (and not have withdrawn such surrendered Debentures and the Repurchase Notice), before the expiration of the Option. Debentures surrendered for purchase may be withdrawn at any time before the expiration of the Option. A holder may also withdraw previously surrendered Debentures at any time after 12:01 a.m., New York City time, on Tuesday, March 28, 2006 (the expiration of 40 business days from the date the Option commenced) if the holder’s Debentures have not yet been accepted for payment by El Paso.
     HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.
The Paying Agent is HSBC Bank USA, National Association:
By Regular, Registered or Certified Mail or Overnight
Courier:
HSBC Bank USA, National Association
Corporate Trust & Loan Agency
2 Hanson Place, 14th Floor
Brooklyn, NY 11217-1409
Attn: Paulette Shaw
For Assistance Call:
(718) 488-4475
Fax Number:
(718) 488-4488
Copies of this Company Notice may be obtained from the Paying Agent at its address set forth above.
The date of this Company Notice is January 27, 2006.

*	No representation is made as to the correctness of such numbers either as printed on the Debentures or as contained in this Company Notice, and reliance may be placed only on the other identification printed on the Debentures.

TABLE OF CONTENTS

SUMMARY TERM SHEET	1
IMPORTANT INFORMATION CONCERNING THE OPTION	3
1. Information Concerning El Paso	3
2. Information Concerning the Debentures	3
2.1 El Paso’s Obligation to Purchase the Debentures	4
2.2 Purchase Price	4
2.3 Conversion Rights of Debentures	4
2.4 Market for the Debentures and the Common Stock	5
2.5 Redemption	5
2.6 Change in Control	5
2.7 Ranking	5
3. Procedures to be Followed by Holders Electing to Surrender Debentures for Purchase	5
3.1 Method of Delivery	6
3.2 Repurchase Notice	6
3.3 Delivery of Debentures	6
4. Right of Withdrawal	7
5. Payment for Surrendered Debentures	7
6. Debentures Acquired	7
7. Plans or Proposals of El Paso	7
8. Interests of Directors, Executive Officers and Affiliates of El Paso in the Debentures	8
9. Purchases of Debentures by El Paso and its Affiliates	8
10. Material United States Tax Consequences	9
11. Additional Information	10
12. No Solicitation	11
13. Definitions	11
14. Conflicts	11
     No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and the accompanying Repurchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice and the accompanying Repurchase Notice do not constitute an offer to buy or the solicitation of an offer to sell Debentures in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not under any circumstances create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of El Paso or its board of directors or employees are making any representation or recommendation to any holder as to whether to surrender such holder’s Debentures. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Debentures for purchase and, if so, the amount of Debentures to surrender.

-i-

SUMMARY TERM SHEET
     The following are answers to some of the questions that you may have about the Option. To understand the Option fully and for a more complete description of the terms of the Option, we urge you to read carefully the remainder of this Company Notice and the accompanying Repurchase Notice because the information in this summary is not complete and those documents contain additional important information.
•	Who is offering to purchase my Debentures?

El Paso Corporation, a Delaware corporation, is offering to purchase all outstanding Zero Coupon Convertible Debentures due February 28, 2021 issued by it that are surrendered for purchase at the option of the holder thereof. As of January 26, 2006, there was $1,114,345,000 aggregate principal amount at maturity of Debentures outstanding. (Pages 3-4)

•	Why is El Paso making the offer?

El Paso is required to make the offer under the terms of the Indenture and the Debentures. (Page 4)

•	How much is El Paso offering to pay?

Under the terms of the Indenture, El Paso will pay, in cash, a Purchase Price of $552.07 per $1,000 principal amount at maturity of the Debentures with respect to any and all Debentures validly surrendered for purchase and not withdrawn. (Page 4)

•	What is the form of payment?

Under the terms of the Indenture, El Paso may pay the Purchase Price in cash, stock or any combination thereof. El Paso has determined that it will pay the Purchase Price in cash with respect to any and all Debentures validly surrendered for purchase and not withdrawn. (Page 4)

•	Are the Debentures convertible into stock?

Yes. Each Debenture is convertible at any time, at the option of the holder, into shares of common stock, par value $3.00 per share, of El Paso (“Common Stock”), at a conversion rate of 4.7872 shares of Common Stock per $1,000 principal amount of Debentures at maturity. This conversion rate is subject to adjustment in certain events. (Pages 4-5)

•	How can I determine the market value of the Debentures?

There is no established reporting system or market for trading in the Debentures. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results and the market for similar securities. To the extent available, holders are urged to obtain current market quotations for the Debentures before making any decision with respect to the Option. (Page 5)

•	What does the board of directors of El Paso think of the Option?

Although El Paso’s board of directors has approved the terms of the Option included in the Indenture, the El Paso board has not made any recommendation as to whether you should surrender your Debentures for purchase. You must make your own decision whether to surrender your Debentures for purchase and, if so, the number of Debentures to surrender. (Page 4)

•	When does the Option expire?

The Option expires immediately following 11:59 p.m., New York City time, on February 27, 2006. El Paso will not extend the period you have to accept the Option unless required to do so by federal securities laws. (Page 4)

•	What are the conditions to El Paso’s purchase of the Debentures?

Provided that El Paso’s purchase of validly surrendered Debentures is not unlawful, that purchase will not be subject to any other conditions. (Page 4)

•	How do I surrender my Debentures?

To surrender your Debentures for purchase pursuant to the Option, you must deliver the required documents to HSBC Bank USA, National Association, as Paying Agent, no later than the expiration of the Option.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.
•	A holder whose Debentures are held in certificated form must properly complete and execute the Repurchase Notice, and deliver the notice to the Paying Agent, with any other required documents and the certificates representing the Debentures to be surrendered for purchase.

•	A holder whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if that holder desires to surrender its Debentures and instruct that nominee to surrender the Debentures on the holder’s behalf.

•	A holder who is a DTC participant should surrender their Debentures electronically through DTC’s Automated Tenders over the Participant Terminal System (“PTS”), subject to the terms and procedures of that system. (Pages 5-7)
•	If I surrender, when will I receive payment for my Debentures?

El Paso will accept for payment all validly surrendered Debentures immediately upon expiration of the Option. El Paso will forward to the Paying Agent, before 11:00 a.m., New York City time, on March 1, 2006, the appropriate amount of cash required to pay the total Purchase Price for the validly surrendered Debentures, and the Paying Agent will promptly distribute the cash to the holders. (Page 7)

•	Until what time can I withdraw previously surrendered Debentures?

You can withdraw Debentures previously surrendered for purchase at any time before the expiration of the Option. You may also withdraw previously surrendered Debentures at any time after 12:01 a.m., New York City time, on Tuesday, March 28, 2006 (the expiration of 40 business days from the date the Option commenced) if your Debentures have not yet been accepted for payment by El Paso. (Page 7)

•	How do I withdraw previously surrendered Debentures?

To withdraw previously surrendered Debentures, you must deliver an executed written notice of withdrawal substantially in the form attached, or a facsimile of one, to the Paying Agent before the applicable withdrawal deadline.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC. (Page 7)

•	Do I need to do anything if I do not wish to surrender my Debentures for purchase?

No. If you do not deliver a properly completed and duly executed Repurchase Notice to the Paying Agent or surrender your Debentures electronically through DTC’s Automated Tenders over the Participant Terminal System before the expiration of the Option, El Paso will not purchase your Debentures and your Debentures will remain outstanding subject to their existing terms.
(Page 4)

•	If I choose to surrender my Debentures for purchase, do I have to surrender all of my Debentures?

No. You may surrender all of your Debentures, a portion of your Debentures or none of your Debentures for purchase. If you wish to surrender a portion of your Debentures for purchase, however, you must surrender your Debentures in a principal amount at maturity of $1,000 or an integral multiple of $1,000. (Pages 5-6)

•	If I do not surrender my Debentures for purchase, will I continue to be able to exercise my conversion rights?

Yes. If you do not surrender your Debentures for purchase, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount at maturity of a Debenture into 4.7872 shares of Common Stock, subject to the terms, conditions and adjustments specified in the Indenture. (Pages 4-5)

•	If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Debentures for purchase in the Option?

The receipt of cash in exchange for Debentures pursuant to the Option will be a taxable transaction for U.S. federal income tax purposes. You should consult with your own tax advisor regarding the actual tax consequences to you. (Pages 9-10)

•	Who is the Paying Agent?

HSBC Bank USA, National Association, the trustee for the Debentures, is serving as Paying Agent in connection with the Option. Its address and telephone number are set forth on the front cover page of this Company Notice. (Cover Page)

•	Who can I talk to if I have questions about the surrender of my Debentures?

Questions and requests for assistance in connection with the surrender of Debentures for purchase pursuant to the Option may be directed to Paulette Shaw at HSBC Bank USA, National Association, at (718) 488-4475. (Cover Page)
IMPORTANT INFORMATION CONCERNING THE OPTION
1. Information Concerning El Paso.
     El Paso Corporation, a Delaware corporation, is offering to purchase its Zero Coupon Convertible Debentures due February 28, 2021. The Debentures are convertible into shares of the common stock, par value $3.00 per share, of El Paso, subject to the terms, conditions and adjustments specified in the Indenture and the Debentures.
     El Paso is an energy company originally founded in 1928 in El Paso, Texas. El Paso’s business purpose is to provide natural gas and related energy products in a safe, efficient and dependable manner. El Paso owns North America’s largest natural gas pipeline system and its exploration and production business is focused on natural gas production and related marketing activities.
     El Paso is a Delaware corporation with principal executive offices in the El Paso Building, located at 1001 Louisiana Street, Houston, Texas 77002, and its telephone number at that address is (713) 420-2600.
2. Information Concerning the Debentures.
     The Debentures were issued under an Indenture dated as of May 10, 1999, by and between El Paso and the Trustee, as amended and supplemented by the Fifth Supplemental Indenture thereto dated as of February 28, 2001. As of January 26, 2006, there was $1,114,345,000 aggregate principal amount at maturity of Debentures outstanding. The Trustee is the Paying Agent for the Option, and is also the Conversion Agent for the Debentures.

     For a description of the Indenture and the Debentures, please see the information under the caption “Description of Debentures” in El Paso’s prospectus dated June 8, 2001, filed with the Securities and Exchange Commission (the “SEC”) on June 11, 2001 and incorporated herein by reference.
     2.1 El Paso’s Obligation to Purchase the Debentures.
     Under the terms of the Indenture and the Debentures, El Paso is obligated to purchase on February 28, 2006 (the “Repurchase Date”) all Debentures validly surrendered for purchase and not withdrawn, at the holder’s option, prior to the expiration of the Option.
     This Option will expire immediately following 11:59 p.m., New York City time, on February 27, 2006. El Paso will not extend the period holders of Debentures have to accept the Option. If holders do not validly surrender their Debentures before the expiration of the Option, their Debentures will remain outstanding subject to the existing terms of the Debentures.
     The purchase by El Paso of validly surrendered Debentures is not subject to any conditions other than the purchase being lawful.
     If any Debentures remain outstanding following expiration of the Option, El Paso will become obligated to purchase the Debentures, at the option of the holders, in whole or in part, on February 28, 2011 and 2016 at purchase prices of $672.97 and $820.35 per $1,000 principal amount at maturity, respectively. El Paso will have the option to pay the purchase price in cash, stock or a combination thereof.
     2.2 Purchase Price.
     Under the Indenture and the Debentures, the Purchase Price that will be paid for the Debentures on the Repurchase Date is $552.07 per $1,000 principal amount at maturity of Debentures. The Purchase Price will be paid in cash with respect to any and all Debentures validly surrendered for purchase and not withdrawn by the expiration of the Option. Debentures surrendered for purchase will be accepted only in principal amounts at maturity equal to $1,000 or integral multiples thereof. Original issue discount on the Debentures validly surrendered for purchase and not withdrawn will cease to accrue on the Repurchase Date unless El Paso defaults in making payment of the Purchase Price on those Debentures.
     The Purchase Price is based solely on the requirements of the Indenture and the Debentures and bears no relationship to the market price of the Debentures or of the Common Stock. Accordingly, the Purchase Price may be significantly higher or lower than the current market price of the Debentures. Holders of Debentures are urged to obtain the best available information as to potential current market prices of the Debentures, to the extent available, and the Common Stock before making a decision whether to surrender their Debentures for purchase.
     None of El Paso or its board of directors or employees are making any recommendation to holders as to whether to surrender or refrain from surrendering Debentures for purchase pursuant to this Company Notice. Each holder must make his or her own decision whether to surrender his or her Debentures for purchase and, if so, the principal amount of Debentures to surrender based on that holder’s assessment of current market value of the Debentures and the Common Stock and other relevant factors.
     2.3 Conversion Rights of Debentures.
     The Debentures are convertible into 4.7872 shares of Common Stock per $1,000 principal amount at maturity of the Debentures, subject to the terms, conditions and adjustments specified in the Indenture and in the Debentures. The Paying Agent is currently acting as Conversion Agent for the Debentures.
     Holders that do not surrender their Debentures for purchase pursuant to the Option will maintain the right to convert their Debentures into shares of Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and in the Debentures. Any Debenture as to which a Repurchase Notice has been given may be converted in accordance with the terms of the Indenture only if the applicable Repurchase Notice has been validly withdrawn before the expiration of the Option, as described in Section 4 below.

     2.4 Market for the Debentures and the Common Stock.
     There is no established reporting system or trading market for trading in the Debentures. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the operating results of El Paso and the market for similar securities. The Debentures are held through DTC, and Cede & Co., as nominee of DTC, is the sole record holder of the Debentures.
     Each Debenture is convertible at any time, at the option of the holder, into shares of Common Stock at a conversion rate of 4.7872 shares of Common Stock per $1,000 principal amount at maturity. This conversion rate is subject to adjustment in certain events. The Common Stock is listed on the New York Stock Exchange under the symbol “EP.” The following table presents the range of high and low quarterly per share sales prices of the Common Stock on the NYSE since January 1, 2004.

	Price
	High	Low
2004
First Quarter	$9.88	$6.57
Second Quarter	7.95	6.58
Third Quarter	9.20	7.37
Fourth Quarter	11.85	8.42
2005
First Quarter	$13.15	$10.01
Second Quarter	11.87	9.30
Third Quarter	14.16	11.13
Fourth Quarter	14.07	10.76
2006
First Quarter (through January 26)	$13.95	$12.08
     On January 26, 2006, the last reported sales price of the Common Stock on the NYSE was $13.00 per share. As of December 31, 2005, there were 659,461,771 shares outstanding. We urge you to obtain current market information for the Debentures, to the extent available, and the Common Stock before making any decision to surrender your Debentures pursuant to the Option.
     2.5 Redemption.
     On or after the Repurchase Date, El Paso may redeem any Debentures that remain outstanding, in whole or in part, for cash at a price equal to the issue price plus accrued original issue discount to the redemption date.
     2.6 Change in Control.
     A holder may require El Paso to repurchase for cash his or her Debentures if there is a Change in Control (as defined in the Indenture) at a purchase price equal to the issue price plus accrued original issue discount to the repurchase date.
     2.7 Ranking.
     The Debentures are unsecured and unsubordinated obligations of El Paso. The Debentures rank equal in right of payment with all of El Paso’s existing and future unsecured and unsubordinated indebtedness. The Debentures are effectively subordinated to all existing and future indebtedness and other liabilities of El Paso’s subsidiaries.
3. Procedures to be Followed by Holders Electing to Surrender Debentures for Purchase.
     Holders will not be entitled to receive the Purchase Price for their Debentures unless they validly surrender and do not withdraw the Debentures before the expiration of the Option. Only registered holders are authorized to surrender their Debentures for purchase. Holders may surrender some or all of their Debentures; however, any Debentures surrendered must be in $1,000 principal amount at maturity or an integral multiple thereof.

     If holders do not validly surrender their Debentures before the expiration of the Option, their Debentures will remain outstanding subject to the terms of the Debentures.
     3.1 Method of Delivery.
     The method of delivery of Debentures, the related Repurchase Notice and all other required documents, including delivery through DTC and acceptance through DTC’s PTS, is at the election and risk of the person surrendering such Debentures and delivering such Repurchase Notice and, except as expressly otherwise provided in the Repurchase Notice, delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Debenture or the Repurchase Notice was sent will not be taken into account in determining whether such materials were timely received. If delivery is by mail, it is suggested that holders use properly insured, registered mail with return receipt requested, and that holders mail the required documents sufficiently in advance of February 27, 2006 to permit delivery to the Paying Agent before the expiration of the Option.
     3.2 Repurchase Notice.
     The Indenture requires that the Repurchase Notice contain:
•	the certificate number of the Debentures being delivered for purchase or, if any of the Debentures is in the form of a Global Security (as defined in the Indenture), then a beneficial owner of a Debenture shall comply with the procedures of DTC applicable to repurchase of a Global Security;

•	the portion of the principal amount at maturity of the Debentures to be purchased, which portion must be in principal amounts at maturity of $1,000 or an integral multiple thereof; and

•	a statement that such Debentures are to be purchased as of the Repurchase Date pursuant to the terms and conditions specified in the Indenture and under the paragraph “Repurchase by the Company at the Option of the Holder” in the Debentures.
     3.3 Delivery of Debentures.
     Debentures in Certificated Form. To receive the Purchase Price, holders of Debentures in certificated form must deliver to the Paying Agent the Debentures to be surrendered for purchase and the accompanying Repurchase Notice, or a copy thereof, before the expiration of the Option.
     Debentures Held Through a Custodian. A holder whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such holder desires to surrender his or her Debentures and instruct such nominee to surrender the Debentures for purchase on the holder’s behalf.
     Debentures in Global Form. A holder who is a DTC participant may elect to surrender to El Paso his or her beneficial interest in the Debentures by:
•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Debentures before the expiration of the Option; and

•	electronically transmitting his or her acceptance through DTC’s PTS, subject to the terms and procedures of that system.
     In surrendering through PTS, the electronic instructions sent to DTC by the holder, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the holder, receipt by the holder of and agreement to be bound by the Repurchase Notice.
     Debentures and the Repurchase Notice must be delivered to the Paying Agent to collect payment. Delivery of documents to DTC or El Paso does not constitute delivery to the Paying Agent.

     HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC’S TRANSMITTAL PROCEDURES.
4. Right of Withdrawal.
     Debentures surrendered for purchase may be withdrawn at any time before the expiration of the Option. A holder may also withdraw previously surrendered Debentures at any time after 12:01 a.m., New York City time, on Tuesday, March 28, 2006 (the expiration of 40 business days from the date the Option commenced) if the holder’s Debentures have not yet been accepted for payment by El Paso. In order to withdraw Debentures, holders must either comply with DTC’s withdrawal procedures or deliver to the Paying Agent written notice specifying:
•	the certificate number of the Debenture with respect to which the such notice of withdrawal is being submitted or, if any of the Debenture is in the form of a Global Security, then a beneficial owner of a Debenture shall comply with the procedures of DTC applicable to withdrawal of a Repurchase Notice;

•	the principal amount at maturity of the Debenture with respect to which such notice of withdrawal is being submitted; and

•	the principal amount at maturity, if any, of such Debenture that remains subject to the original Repurchase Notice and that has been or will be delivered for purchase by El Paso.
     The signature on the notice of withdrawal must be guaranteed by an Eligible Guarantor Institution (as defined in Rule 17Ad-15 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) unless such Debentures have been surrendered for purchase for the account of an Eligible Guarantor Institution. Any properly withdrawn Debentures will be deemed not validly surrendered for purposes of the Option. Debentures withdrawn from the Option may be resurrendered by following the surrender procedures described above.
     HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC’S WITHDRAWAL PROCEDURES.
5. Payment for Surrendered Debentures.
     El Paso will forward to the Paying Agent, before 11:00 a.m., New York City time, on March 1, 2006, the appropriate amount of cash required to pay the total Purchase Price for the Debentures validly surrendered for purchase and not withdrawn, and the Paying Agent will promptly distribute the cash to the holders. Each holder of a beneficial interest in the Debentures that has properly delivered such beneficial interest for purchase by El Paso through DTC and not validly withdrawn such delivery before the expiration of the Option, will receive the Purchase Price promptly after such distribution.
     The total amount of funds required by El Paso to purchase all of the Debentures is approximately $615.2 million (assuming all of the Debentures are validly surrendered for purchase and accepted for payment). In the event any Debentures are surrendered and accepted for payment, El Paso intends to use available cash of it and its affiliates to pay the Purchase Price. El Paso has no alternative financing plan at this time.
6. Debentures Acquired.
     Any Debentures that are purchased by El Paso pursuant to the Option will be canceled by the Trustee, pursuant to the terms of the Indenture.
7. Plans or Proposals of El Paso.
     Except as described in this document, there presently are no plans that relate to or would result in:
(1)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving El Paso or any of its subsidiaries;

(2)	any purchase, sale or transfer of a material amount of assets of El Paso or any of its subsidiaries;

(3)	any material change in the present dividend rate or policy, or indebtedness or capitalization of El Paso;

(4)	any change in the present board of directors or management of El Paso, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

(5)	any other material change in the corporate structure or business of El Paso;

(6)	any class of equity security of El Paso to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)	any class of equity security of El Paso becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

(8)	the suspension of El Paso’s obligation to file reports under Section 15(d) of the Exchange Act;

(9)	the acquisition by any person of additional securities of El Paso, or the disposition of securities of El Paso; or

(10)	any changes in the charter, bylaws or other governing instruments of El Paso or other actions that could impede the acquisition of control of El Paso.
8. Interests of Directors, Executive Officers and Affiliates of El Paso in the Debentures.
     To the knowledge of El Paso:
•	none of El Paso or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Debentures;

•	none of the officers or directors of the subsidiaries of El Paso has any beneficial interest in the Debentures;

•	El Paso will not purchase any Debentures from such persons; and

•	during the 60 days preceding the Repurchase Date, neither El Paso nor, to its knowledge, any of its executive officers, directors or affiliates have engaged in any transactions in the Debentures.
     A list of the directors and executive officers of El Paso is attached to this Company Notice as Annex A.
     Except as described below, neither El Paso nor, to its knowledge, any of its affiliates, directors or executive officers is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Option or with respect to any of the securities of El Paso including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangement, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.
     Certain directors and executive officers of El Paso and its affiliates are parties to ordinary course stock option plans and arrangements involving shares of Common Stock, as disclosed by El Paso before the date of this Company Notice.
9. Purchases of Debentures by El Paso and its Affiliates.
     Each of El Paso and its affiliates, including its executive officers and directors, are prohibited under applicable federal securities laws from purchasing Debentures (or the right to purchase Debentures) other than through the Option until at least the tenth business day after the Repurchase Date. Following that time, if any Debentures remain outstanding, El Paso and its affiliates may purchase Debentures in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which may be consummated at purchase prices higher or lower than the Purchase Price to be paid pursuant to the Option. Any decision to purchase Debentures after the Option, if any, will depend upon many factors, including the market price of the Debentures, the amount of Debentures surrendered for purchase pursuant to the Option, the market price of the Common Stock, the business and financial position of El Paso and general economic and market conditions.
10. Material United States Tax Consequences.
     The following discussion, which is for general information only, is a summary of the material U.S. federal income tax considerations relating to the surrender of Debentures for purchase pursuant to the Option. This discussion does not purport to be a complete analysis of all potential tax effects of the Option. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Moreover, this summary applies only to holders who hold Debentures as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates or former long-term residents, persons holding Debentures as a position in a “straddle,” “hedge,” “conversion” or other integrated transaction for tax purposes, persons who own, directly or indirectly, 10% or more of our voting power, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, and partnerships. The tax treatment of a partnership that holds Debentures will generally depend on the status of the partners and the activities of the partnership. Holders that are partnerships should consult their own tax advisors about the U.S. federal income tax consequences of surrendering Debentures pursuant to the Option. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality or any foreign jurisdiction.
     For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Debentures that is, for U.S. federal income tax purposes: a citizen or resident of the United States; a corporation (or other entity that has elected to be treated as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof; an estate the income of which is subject to U.S. federal income tax regardless of its source; a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions; and certain electing trusts that were in existence and treated as U.S. trusts on August 20, 1996. As used herein, the term “non-U.S. Holder” means a beneficial owner of Debentures, other than a partnership, that is not a U.S. Holder as defined above.
     Sale of Debentures Pursuant to the Option. A U.S. Holder who receives cash in exchange for Debentures pursuant to the Option will recognize taxable gain or loss equal to the difference between (a) the amount of cash received and (b) the U.S. Holder’s adjusted tax basis in the Debentures surrendered. A U.S. Holder’s adjusted tax basis in the Debentures will generally equal the U.S. Holder’s cost of the Debentures increased by any original issue discount and market discount that was previously included in income, or will be included in income this year, by such U.S. Holder with respect to such Debentures. Subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Debentures for more than one year. The deductibility of capital losses is subject to limitations.
     A U.S. Holder who acquired Debentures at a market discount generally will be required to treat any gain recognized upon the purchase of its Debentures pursuant to the Option as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. holder elected to include market discount in income as it accrued. Subject to a de minimis exception, “market discount” equals the excess of the “revised issue price” (generally the sum of the issue price of the Debentures and the aggregate amount of original issue discount which accrued on the Debentures before the time acquired by the holder) over the U.S. Holder’s initial tax basis in the Debentures.
     A non-U.S. Holder who receives cash in exchange for Debentures pursuant to the Option generally will not be subject to U.S. federal income tax on any gain recognized, unless—
•	the gain is effectively connected with the conduct by such non-U.S. Holder of a trade or business in the United States and, in the case of a treaty resident, is attributable to a permanent establishment or a fixed base in the United States, or

•	such non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met, or

•	such non-U.S. Holder fails to certify on Internal Revenue Service Form W-8BEN, under penalties of perjury, that it is not a United States person or fails to provide its name and address or otherwise satisfy applicable documentation requirements, or

•	El Paso is, or has been during certain periods, a U.S. real property holding corporation for U.S. federal income tax purposes, and such non-U.S. Holder has held during certain periods, directly or indirectly, more than 5% of the outstanding Debentures or more than 5% of El Paso’s Common Stock.
     Backup Withholding. Under the backup withholding provisions of the Code, a U.S. Holder who surrenders Debentures for purchase will generally be subject to backup withholding at the rate of 28% of any gross payment if such holder fails to provide a certified Taxpayer Identification Number (Employer Identification Number or Social Security Number). A U.S. Holder who provides a certified Taxpayer Identification Number may nevertheless be subject to backup withholding on the portion of the payment representing original issue discount accruing this year, if El Paso has been notified by the Internal Revenue Service that such U.S. Holder is currently subject to backup withholding as a result of a failure to report all interest or dividends or if such U.S. Holder fails to certify to El Paso that such U.S. Holder has not been so notified. U.S. Holders electing to surrender Debentures should complete a Substitute Form W-9 and attach it to the Debentures being surrendered. If you are a U.S. Holder exempt from backup withholding under the Code, please provide your Taxpayer Identification Number and so indicate on the Substitute Form W-9.
     If a non-U.S. Holder holds Debentures through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally will not be required. Information reporting, and possibly backup withholding, may apply if the Debentures are held by a non-U.S. Holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. Holder fails to provide appropriate information (on Internal Revenue Service Form W-8BEN or other applicable form). Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Debentures pursuant to the Option.
11. Additional Information.
     El Paso is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials El Paso files with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You can obtain information about El Paso at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
     El Paso has filed with the SEC a Tender Offer Statement on Schedule TO under Section 13(e)(4) of the Exchange Act and Rule 13e-4 of the SEC, furnishing certain information with respect to the Option. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as described above.
     The documents listed below (as such documents may be amended from time to time) contain important information about El Paso and its financial condition:
•	El Paso’s Annual Report on Form 10-K for the year ended December 31, 2004;

•	All other reports filed by El Paso with the SEC under Section 13(a) or 15(d) of the Exchange Act since the end of the year covered by the Form 10-K mentioned above;

•	All documents filed by El Paso with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of the Schedule TO and before the expiration of the Option; and

•	The description of the Common Stock under the caption “Description of Registrant’s Securities to be Registered” in El Paso’s Amendment No. 1 to Registration Statement on Form 8-A filed with the SEC on August 26, 2003, as thereafter amended from time to time for the purpose of updating, changing or modifying such description.
     In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct. You should not assume that the information in this Company Notice or any of the other documents referred to herein is accurate as of any date other than the date of the applicable document.
12. No Solicitation.
     There are no persons directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the Option. HSBC Bank USA, National Association, however, is the trustee under the Indenture and will be communicating with and providing notices to holders of the Debentures as required by the Indenture.
13. Definitions.
     All capitalized terms used but not specifically defined herein shall have the meanings given to those terms in the Indenture and the Debentures.
14. Conflicts.
     In the event of any conflict between this Company Notice and the accompanying Repurchase Notice or the one hand and the terms of the Indenture and the Debentures or any applicable laws on the other hand, the terms of the Indenture or the Debentures or applicable laws, as the case may be, will control.
     None of El Paso or its board of directors or employees are making any recommendation to any holder as to whether to surrender or refrain from surrendering Debentures for purchase pursuant to this Company Notice. Each holder must make his or her own decision whether to surrender his or her Debentures for purchase and, if so, the principal amount of Debentures to surrender based on their own assessment of current market value and other relevant factors.
EL PASO CORPORATION
January 27, 2006

ANNEX A
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
     The following table presents the name and title of each of El Paso’s executive officers and directors as of January 26, 2006. The address of each such person is c/o El Paso Corporation, 1001 Louisiana Street, Houston, Texas 77002.

Name	Title
Douglas L. Foshee	President and Chief Executive Officer of El Paso, Director
D. Mark Leland	Executive Vice President and Chief Financial Officer of El Paso
Robert W. Baker	Executive Vice President and General Counsel of El Paso
Lisa A. Stewart	Executive Vice President of El Paso and President of El Paso Production and Non-Regulated Operations
Ronald L. Kuehn, Jr.	Chairman of the Board
Juan Carlos Braniff	Director
James L. Dunlap	Director
Robert W. Goldman	Director
Anthony W. Hall, Jr.	Director
Thomas R. Hix	Director
William H. Joyce	Director
Ferrell P. McClean	Director
J. Michael Talbert	Director
Robert F. Vagt	Director
John L. Whitmire	Director
Joe B. Wyatt	Director